Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

December 31, 2012

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings (loss) from continuing operations before income taxes	$(317)	$4,290	$3,568	$(4,527)	$(4,161)
Capitalized interest, net of amortization	(2)	(26)	(20)	(47)	(47)

Subtotal	(319)	4,264	3,548	(4,574)	(4,208)
Fixed charges:
Interest expensed and capitalized	454	424	439	444	440
Estimate of interest within rental expense	14	14	21	23	19

Total fixed charges, excluding preferred stock dividend requirements	468	438	460	467	459
Preferred stock dividend requirements, pre-tax	—	—	—	—	9

Total fixed charges	468	438	460	467	468

Earnings (loss) available for payment of fixed charges	$149	$4,702	$4,008	$(4,107)	$(3,740)

Ratio of earnings to fixed charges, excluding preferred stock dividend requirements	N/A	10.74	8.71	N/A	N/A
Ratio of earnings to fixed charges	N/A	10.74	8.71	N/A	N/A
Insufficient earnings to fixed charges, excluding preferred stock dividend requirements	$319	N/A	N/A	$4,574	$4,199
Insufficient earnings to fixed charges	$319	N/A	N/A	$4,574	$4,208

N/A     Not applicable.